DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

June 26, 2006

RECD S.E.C.
JUL 3 2006
1088

Bret G. Wilson
Vice President & Secretary
H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/26/2006

Re: H&R Block, Inc.
Incoming letter dated May 4, 2006

Dear Mr. Wilson:

This is in response to your letters dated May 4, 2006 and May 30, 2006 concerning the shareholder proposal submitted to H&R Block by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated May 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Daniel F. Pedrotty
Counsel, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006

H&R BLOCK®

tax and financial services
accounting and mortgage services

Bret G. Wilson
Vice President & Secretary

May 4, 2006

Via Overnight Delivery

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter is to inform you that it is the intention of H&R Block, Inc. (the "Company") to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent"). The Proposal requests that the Company's board of directors (the "Board of Directors") establish a special committee of independent directors to review the Company's sales practices, including the Company's sale of individual retirement accounts and recent allegations of fraudulent marketing by New York State Attorney General Elliot Spitzer, and that such committee make available to shareholders, at a reasonable cost, a comprehensive, company-wide report of its findings and recommendations. The Proposal and related correspondence are attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance of its intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to (a) Rule 14a-8(i)(7) because the Proposal pertains to the Company's ordinary business operations, (b) Rule 14a-8(i)(3) because the Proposal is vague and indefinite and (c) Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

THE PROPOSAL

The Proposal states:

> Resolved, that the shareholders of H & R Block, Inc. (the "Company" or "H & R Block") urge the Board of Directors to establish a special committee of independent directors to review the Company's sales practices, including the Company's sale of individual retirement accounts and recent allegations of fraudulent marketing by New York State Attorney General Elliot Spitzer (the "Attorney General"). Such committee shall make available to shareholders at a reasonable cost a comprehensive, company-wide report of its findings and recommendations.

4400 Main Street Kansas City, MO 64111
Tel 816 932 4921 Fax 816 753 8628 bwilson@hrblock.com
www.hrblock.com

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business operations". According to the Securities and Exchange Commission's (the "Commission") release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

In the Adopting Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (August 16, 1983). Furthermore, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . it may be excluded under rule 14a-8(i)(7)." Johnson Controls, Inc. (October 26, 1999). For the reasons addressed below, the Proposal relates to the Company's ordinary business operations for two reasons: (a) the Proposal and supporting statement request that the Company engage in an internal review of its sales practices, which constitute ordinary business operations, and (b) the Proposal seeks a report on the findings of such review and the recommendations of the special committee, which would impede the ability of the Company's management and the Board of Directors to respond to matters that are the subject of active litigation and governmental investigations. In prior no action letters, the Staff has concurred that each of the foregoing two aspects of similar proposals have implicated ordinary business matters, and therefore that the proposals have been excludable under Rule 14a-8(i)(7).

A. Proposals Regarding the Marketing and Sale of Particular Products Are Excludible as Pertaining to Ordinary Business Operations.

The Company's sales practices are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7) and, therefore, the Proposal is excludible.

Marketing, pricing and related strategic sales decisions constitute ordinary business operations within the meaning of Rule 14a-8(i)(7). Furthermore, a company's marketing and sales practices constitute ordinary business even when the particular marketing and sales practices addressed by a proposal have been the subject of public controversy. In Johnson & Johnson (February 7, 2003), the Staff permitted the exclusion of a proposal regarding the use of marketing and incentive payments to doctors, pharmacy managers and purchasers made in order to influence the selection of particular drugs. In allowing this exclusion, the Staff recognized that the establishment of sales policies and procedures and the review of such policies and procedures for compliance with applicable regulations are core management functions. Like the Johnson & Johnson proposal, the Proposal seeks an evaluation of the Company's sales practices and particularly focuses on fraudulent marketing, and like the Johnson & Johnson proposal, the Proposal is excludible as relating to ordinary business operations. *See also*, Chevron Corporation (February 22, 1999) (proposal regarding gas prices paid by Chevron shareholders deemed excludible); American Telephone and Telegraph Company (December 31, 1991) (shareholder proposal regarding method of billing services deemed excludible).

The Staff has specifically indicated that judgments regarding the examination of company practices for compliance with various regulatory requirements should properly be left to the discretion of the company's management and board of directors. In Potomac Electric Power Co. (March 3, 1992), the Staff affirmed that "questions as to which, if any, matters involving the Company's operations should be investigated and what means should be used to do so" constitute ordinary business within the meaning of Rule 14a-8(i)(7). *See also*, The Southern Company (March 13, 1990) (shareholder proposal deemed excludible because "the means used to investigate the Company's operations appear to involve ordinary business decisions"). Federal and state laws and regulations govern almost every aspect of the Company's business, including the Express IRA, and the Company's management and Board of Directors are better equipped than the shareholders to evaluate the Company's practices against this regulatory framework.

B. Proposals Interfering with the Company's Ability to Respond Effectively to Litigation and Governmental Investigations Are Excludable as Pertaining to Ordinary Business Operations.

The Company believes that it may omit the Proposal under Rule 14a-8(i)(7) because it directly relates to the subject matter of litigation in which the Company has been named as a defendant. On March 15, 2006, the New York Attorney General's Office filed a civil complaint (the "NY Complaint") against the Company alleging, among other things, that the Company engaged in fraudulent marketing of its Express IRA product. In addition, several private actions have been brought against the Company asserting claims similar to those alleged in the NY Complaint and one other Attorney General has issued a subpoena requesting certain Express IRA documents.

Shareholder proposals addressing matters central to litigation in which a registrant is involved are excludible as relating to ordinary business operations under Rule 14a-8(i)(7). The Staff explicitly has stated that "the conduct of litigation and the decisions made concerning legal defenses are matters that involve the conduct of the Company's ordinary business operations." Benihana National Corporation (September 13, 1991) (shareholder proposal requesting the release of a report of a special litigation committee deemed excludible under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7)). Recognizing that the board of directors and management are best suited to supervise litigation, the Staff consistently has deemed shareholder proposals which may influence the conduct of litigation excludible under Rule 14a-8(i)(7). *See, e.g.*, Benihana, *supra*; CBS, Inc. (January 21, 1983) (permitting exclusion of a shareholder proposal requesting the release of a report that was the subject of a litigation discovery request).

To be excludible under Rule 14a-8(i)(7), the proposal need not directly require any particular action with respect to legal proceedings as such. In fact, a proposal that did not even mention the registrant's involvement in litigation has nevertheless been deemed excludible as interfering with the registrant's litigation strategy. In Philip Morris Companies Inc. (February 4, 1997), the Staff concluded that the proposal, which requested that the company voluntarily implement proposed FDA regulations regarding teen smoking, was excludible because its implementation would interfere with the company's litigation strategy. *See also*, R.J. Reynolds Tobacco Holdings, Inc. (February 6, 2004).

Application of the ordinary business exception is particularly appropriate when adoption of a shareholder proposal may influence a company's position in an ongoing governmental investigation. In concluding that a shareholder proposal was excludible under Rule 14a-8(i)(7), in Baxter International, Inc. (February 20, 1992) the Staff "particularly not[ed] that the Company is presently involved in litigation relating to the subject matter of the proposal and also that implementation of the proposal might prejudice the Company in an on-going government investigation of the matter." In Baxter, the company argued that the proposal would require the company to "waive its attorney-client privilege and to limit its possible strategies and defenses and therefore be subjected to extreme prejudice in defending itself from any charges."

Moreover, the Staff has recognized that a proposal recommending the preparation of a report to shareholders regarding a matter that is the subject of legal proceedings interferes with management's ability to direct the company's litigation strategy. In R.J. Reynolds Tobacco Holdings, Inc. (March 6, 2003), the Staff permitted the exclusion of a shareholder proposal requesting an investigation and report to shareholders regarding cigarette smuggling in light of a suit that had been filed by the European Union charging the company with cigarette smuggling. As in the Proposal, the R.J. Reynolds' proposal did not request that the company take any particular position in the relevant litigation. Nevertheless, by allowing exclusion under Rule 14a-8(i)(7), the Staff recognized that the preparation and distribution of a report addressing allegations at issue in an active litigation would necessarily have an effect on management's ability to handle the company's litigation strategy and defend itself against these charges.

The Proposal goes far beyond the facts of the March 6, 2003 R.J. Reynolds no-action letter in which the Staff permitted the exclusion of a proposal that merely sought the creation of a committee to investigate and make a report about certain activities that were the subject of pending litigation. In contrast, this Proposal specifically references the NY Complaint by name and requests an investigation and pubic dissemination of a report into the allegations made in that proceeding.

The dissemination of a "comprehensive, company-wide" report of the Company's sales practices regarding the Express IRA product and an explanation of the review's "findings and recommendations" as requested by the Proposal would subject the Company to substantial prejudice in the pending legal proceedings relating to the Express IRA product (including the NY Complaint) and any future litigation and governmental investigations. The Company's approach to the legal proceedings and governmental investigations regarding its sales practices necessarily involves a balancing of a range of business and legal considerations precisely the kind of "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* Adopting Release. Decisions as to what actions should be taken with regard to lawsuits and investigations, and the timing of those actions, are appropriately left to the discretion of the managers most familiar with the business, regulatory and legal issues involved.

Furthermore, by requiring the Company to make the findings available to all of its shareholders, the Proposal raises issues similar to those in Baxter. Based on the Company's historical practices and current best practices regarding internal investigations that are subject to ongoing legal proceedings, any special committee of the Company's Board of Directors formed to conduct the review would retain outside counsel to provide advice regarding the review. As discussed below in Section III of this letter, this is in fact what the Company has already done. The distribution of a report detailing the special committee's findings, as required by the Proposal, would result in a waiver of the attorney-client privilege regarding the report's subject matter. The waiver of attorney-client privilege would fundamentally damage the Company's ability to defend itself in the private actions currently pending against the Company and in any potential future legal or regulatory actions against the Company, at significant potential cost to the Company and its shareholders. The protections of the attorney-client privilege are critical to the Company's ability to conduct a thorough and effective internal review.

In addition, the expectation that the results of the review would become available to litigants in pending or future cases against the Company inevitably would weaken the effectiveness, and inadvertently thwart the purpose of, the review. The overall effect of the Proposal would be to aid the plaintiffs in these proceedings, which are being actively contested by the Company. The Proposal would also interfere significantly with the Company's current litigation strategy in these actions and amount to an impermissible intrusion on the oversight of ordinary business operations by management and the Board of Directors.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Vague and Indefinite.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"). Furthermore, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal."

On a number of occasions, the Staff has concurred with the exclusion of proposals related to reporting requests as being vague and indefinite when the proposals contain only general or uninformative references to a set of standards or criteria that would be applied under the proposal and the supporting statements do not provide additional information that would clarify the scope of the proposal. In Johnson & Johnson (February 7, 2003), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations."

In its letter to the Staff, Johnson & Johnson pointed out that the proposal and supporting statement did not provide sufficient context and background information in order to allow shareholders and the company to understand the scope of the requested report; in fact, the term "glass ceiling" was not used anywhere in the proposal's supporting statement. Likewise, in Alcoa Inc. (December 24, 2002), the Staff concurred that the company could exclude as vague and indefinite a proposal calling for the "full implementation of these human rights standards" and a program to monitor compliance with these standards. There, Alcoa pointed out that, although the supporting statement referenced a variety of International Labor Organization human rights goals, the reference to "standards" only appeared in the Proposal and did not clarify for either shareholders or the company what standards were being referenced or what actions were contemplated under the proposal.

In this case, the Proposal would require the special committee to review ***all*** of the Company's sales practices, but does not specify the factors on which the review should focus–other than that the Express IRA product should be included in this overall review. However, the Company has many other products and services that it offers, including tax preparation, accounting, mortgage lending and investment brokerage services. It is estimated for the fiscal year ended April 30, 2006, that the Express IRA product will account for less than 0.2% of the Company's total revenues. Neither the shareholders voting on the Proposal, nor the special committee, if it were to implement the Proposal, would have any guidance from the Proposal or the supporting statement as to the nature, scope, criteria or subject matter of the review other than that it would relate to the Company's sales practices. Thus, the Proposal is even more vague and indefinite than those in Johnson & Johnson and Alcoa. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

III. The Proposal May Be Excludible as Having Been "Substantially Implemented" within the Meaning of Rule 14a-8(i)(10).

As discussed in Section II of this letter above, the Company believes that the Proposal is vague and indefinite as to the scope of the review that is required. If the Proponent were to attempt to revise the Proposal to limit the scope of the review to only sales practices related to the sale of individual retirement accounts, the Company believes that this change would be a substantive change to the Proposal and therefore would constitute a new proposal in violation of the one proposal limitation in Rule 14a-8(c) and, in addition, such additional proposal would not have been timely submitted under Rule 14a-8(e).

The Commission has indicated that a proponent may change a proposal after the timeliness deadline, "provided the changes are minor in nature and do not alter the substance of the proposal." See Exchange Act Release No. 12999 (November 22, 1976). The Commission further stated that a proponent could cure "relatively minor defects that are easily correctable" if such corrections are "non-substantive" and stated that examples of changes permitted to be made by a proponent after the timeliness deadline "would be a change in the form of the Proposal to bring it into accord with the requirements of applicable state law, or a change in the proposal or supporting statement to revise or delete misleading statements contained therein." Id. Revising the Proposal to change it from a review of all of the Company's sales practices to only a review of the sales practices related to the sale of individual retirement accounts would result in a new proposal that is substantively different from the Proposals and does not merely correct minor defects in the Proposals.

We also note that the above position permitting the correction of minor defects was "taken by the Commission and its staff in recognition of the fact that most proponents are not sophisticated in matters of securities law such as Rule 14a-8. Because of their lack of sophistication, such persons frequently are apt to submit proposals that generally comply with the substantive requirements of Rule 14a-8 but nevertheless contain some relatively minor defects that are easily correctable." Id. In this case, the Proponent (the AFL-CIO) is neither unsophisticated nor unfamiliar with the requirements of Rule 14a-8–the AFL-CIO sponsored 14 shareholder proposals in 2004 and 20 shareholder proposals in 2005. See 2005 Annual Corporate Governance Review, Georgeson Shareholder (http://www.georgesonshareholder.com/pdf/2005_corpgov_review.pdf).

Furthermore, any such revised proposal would be excludable under Rule 14a-8(i)(10), which permits a company to omit a shareholder proposal from its proxy materials if the proposal has been "substantially implemented." In order to exclude a proposal on this basis, a company need not prove that it has implemented a policy meeting the exact specifications recommended by the proposal, but only that the company has taken sufficient action to address the specific concerns raised by the proposal. When determining whether a proposal may be deemed substantially implemented, the Staff considers "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

The Staff has deemed proposals requesting investigations or reports of corporate actions excludible under Rule 14a-8(i)(10) when the company already has investigated or is in the process of investigating the actions at issue. In this regard, the Staff honors substance above a rigid adherence to the language of the proposal and focuses on whether the company has addressed or is addressing the proponent's underlying policy concerns. For instance, in Sears, Roebuck and Co. (February 22, 1998), the Staff allowed the exclusion of a proposal requesting a board investigation and report regarding the mishandling of particular agreements because the company had already commenced an internal investigation regarding those agreements. Notably, although the shareholder proposal in the Sears no-action letter requested a board level review, the proposal was deemed "substantially implemented" when the company's management had retained outside counsel to review the agreements in controversy prior to receipt of the proposal. *See also*, Honeywell International Inc. (February 29, 2000) (proposal seeking board investigation of allegations of improper accounting practices deemed substantially implemented when the proponent's concerns had been investigated by the company's audit department, senior management, and audit committee); Columbia/HCA Healthcare Corporation (February 18, 1998) (proposal requesting appointment of committee of independent directors devoted to the oversight of an anti-fraud compliance program deemed substantially implemented in light of: (i) an existing committee of independent directors which reviewed policies relating to ethics, compliance and corporate responsibility; and (ii) an executive officer charged with addressing healthcare compliance issues).

As in the Sears, Honeywell and Columbia/HCA no-action letters, the Company has already implemented a process to examine the Company's sales and marketing practices with respect to the Express IRA product. As in the Sears no-action letter, the Company already has engaged outside counsel to, among other things, assist management in conducting a comprehensive internal review of the issues raised by the NY Complaint and other governmental investigations. During this process, outside counsel has reviewed and will review a substantial number of documents, has had and will have access to the Company's employees and has had and will have access to the Company's management for consultation. To the extent this review recommends significant changes regarding the Express IRA product, the Company's management will report such changes to the Board of Directors, which is comprised of eleven members, nine of whom are independent under applicable New York Stock Exchange rules.

Any additional review required by the Proposal would compel the Company to engage in a pointless duplication of effort. Accordingly, the Proposal is excludible under Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (816) 932-4921.

Sincerely,

Bret G. Wilson

Enclosures
cc: AFL-CIO Reserve Fund

EXHIBIT A

AFL-CIO Reserve Fund

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

March 30, 2006

Mr. Bret G. Wilson, Corporate Secretary
H & R Block, Inc.
4400 Main Street
Kansas City, Missouri 64111

Dear Mr. Wilson:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2005 proxy statement of the H & R Block, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Pedrotty at (202) 637-3900.

Sincerely,

Richard L. Trumka

RLT/me
opeiu #2, afl-cio

Attachment

Shareholder Proposal

Resolved, that the shareholders of H & R Block, Inc. (the "Company" or "H & R Block") urge the Board of Directors to establish a special committee of independent directors to review the Company's sales practices, including the Company' sale of individual retirement accounts and recent allegations of fraudulent marketing by New York State Attorney General Elliot Spitzer (the "Attorney General"). Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

Supporting Statement

New York State Attorney General Elliot Spitzer has filed suit against our Company, alleging that H & R Block sold its customers an "unsuitable, fraudulently marketed, poorly performing, fee-ridden retirement vehicle called the Express IRA." The suit also alleged that our Company's senior management, including Chief Executive Mark Ernst, was aware that many Express IRA customers were losing money on these accounts.

The Attorney General's complaint further alleged fraudulent business practices, deceptive acts and practices and common law fraud. It maintained that over the past four years our Company opened more than 500,000 Express IRA accounts, and that 85% of customers who opened these accounts have paid more in fees than they earned in interest. The Attorney General is seeking $250 million in damages from our Company. Shareholder lawsuits have also been filed against the Company based on these allegations.

We are concerned that the sales practices alleged by the Attorney General may be in violation of H&R Block's Code of Business Ethics and Conduct. Under this code of conduct, each employee is "expected to adhere to the highest standards of personal and professional integrity, and to observe and comply with all laws and government regulations, and to avoid any illegal, unethical, or other situation that might reflect unfavorably on you or upon the Company."

We believe H & R Block's business reputation and long-term viability depends on our Company's compliance with applicable laws, regulations and industry best practices. In our view, a Board level review of our Company's sale of Express IRAs will enhance investor faith in H & R Block's internal controls over its sales practices. By issuing a Board level report, we believe that our Company can bolster its reputation for integrity.

For the above reasons, please vote FOR this proposal.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

May 23, 2006

VIA COURIER

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request by H&R Block, Inc. to omit shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

I. Introduction

This letter is submitted in response to the claim of H&R Block, Inc. ("H&R Block" or the "Company") by letter dated May 4, 2006, that it may exclude the shareholder proposal of the AFL-CIO Reserve Fund from its 2006 proxy materials. The Proposal urges:

> the Board of Directors to establish a special committee of independent directors to review the Company's sales practices, including the Company's sale of individual retirement accounts and recent allegations of fraudulent marketing by New York State Attorney General Elliot Spitzer (the "Attorney General"). Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations. (See Attachment A).

H&R Block argues that the Proposal is excludable because it relates to the Company's ordinary business operations, because it is vague and indefinite and because the Proposal has been substantially implemented. In relying on the above rules, H&R Block has both mistakenly construed and failed to substantially implement the Proposal.

II. There is No Merit to H&R Block's Claim That the Proposal May be Excluded Under Rule 14a-8(i)(7)

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." We submit that H&R Block has failed to meet this burden because there is no merit to its claims and neither the Proposal nor the Supporting Statement are excludable as pertaining to ordinary business operations.

A. H&R Block's Reliance on the Ordinary Business Exclusion Mirrors an Unsuccessful Effort to Omit the Same Proposal Last Year

Unlike the decisions relied upon by the Company, the Proposal at issue closely mirrors a proposal filed by the AFL-CIO last year at American Insurance Group ("AIG"). In virtually identical language, the AIG proposal urged

> **a special committee of independent directors** to oversee the recently appointed transaction review committee (the "Committee") in examining the Company's **sales practices**, including its use of contingent commissions, recent revelations of bid rigging and price fixing...**Such committee shall make available to shareholders at reasonable cost a comprehensive, company wide report of its findings and recommendations**. *2005 SEC No-Act. Lexis 394.*

Much like H&R Block's no-action request, AIG argued that the proposal would compromise its litigation strategy and interfere with matters that are fundamental to management's ability to run a company on a day-to-day basis. In building upon the decisions in *Dow Chemical Company* (February 11, 2004) (calling for a report to shareholders addressing the specific health, environmental and social concerns of the Bhopal survivors) and *Philip Morris* (February 14, 2000) (calling for a report to shareholders describing how the company intends to address "sicknesses" caused by the company's products), the Staff rejected AIG's no action request.

III. H&R Block Has Failed to Demonstrate That the Proposal Has Been Substantially Implemented or is Vague and Indefinite

H&R Block, like AIG last year, also argues that the Proposal has been substantially implemented. While AIG created a Committee of independent directors in the current case H&R Block's efforts do not even go that far. By the Company's own admission, they are conducting a comprehensive ***internal review*** of the issues raised in the Spitzer complaint, instead of a committee of independent directors called for by the Proposal. AIG's request for no-action under Rule 14a-8(i)(10) was denied, and given the contrast between an internal review and one conducted by a committee of independent directors, H&R Block's should be also.

Even more importantly, H&R Block has not enacted a key part of the Proposal, namely making "available to shareholders at a reasonable cost a comprehensive, company-wide report of its findings and recommendations." Coupled with the lack of an investigation by independent directors, the absence of a report to shareholders undermines the Company's claims that the Proposal has been substantially implemented.

Finally, the Company argues that the proposal is vague and indefinite, but that it has also "implemented a process to examine the Company's sales and marketing practices with respect to the Express IRA product." As the Company makes clear in this statement, both the Proposal and Supporting Statement limit the scope of the inquiry to the sale, marketing and distribution of H&R Block's individual retirement accounts.

IV. Conclusion

For the reasons set forth above, we submit that H&R Block has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8 (g). The request for a no-action letter should be denied.

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-5379. I have enclosed six copies of this letter for the staff, and am sending a copy to counsel for the Company.

Very truly yours,

Daniel F. Pedrotty
Counsel, Office of Investment

cc: Bruce G. Wilson, H&R Block, Vice President & Secretary

ATTACHMENT A

Shareholder Proposal

Resolved, that the shareholders of H & R Block, Inc. (the "Company" or "H & R Block") urge the Board of Directors to establish a special committee of independent directors to review the Company's sales and accounting practices, including its use of individual retirement accounts and recent allegations of fraudulent marketing.

Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

Supporting Statement

We believe the business reputation and long-term viability of our Company depends on how H & R Block responds to a recent investigation and complies with applicable laws, regulations and industry best practices. New York's Attorney General Elliot Spitzer ("Attorney General" or "Spitzer") has filed suit against our Company, alleging that H & R Block abused its relationship of trust by steering customers into an unsuitable, fraudulently marketed, poorly performing, fee-ridden retirement vehicle called the Express IRA. The suit also alleged that our Company's senior management, including Chief Executive Mark Ernst, was aware that many Express IRA customers were losing money.

The Attorney General's complaint further alleged fraudulent business practices, deceptive acts and practices and common law fraud. It maintained that over the past four years our Company opened more than 500,000 "Express IRA" accounts, but that 85% of customers who opened these accounts paid more in fees than they earned in interest.

H & R Block faces other serious setbacks. On March 13, it announced it had understated its 2004 state taxes by $10 million and found its tax liability for another period increased by $17.5 million. Further, our Company announced it would not file its third-quarter report with the Securities and Exchange Commission on time because of restatements needed to correct errors in calculating state income taxes in prior periods. Last month, it also announced it would restate results for the two fiscal years ended April 30, 2005, and subsequent quarters to correct those mistakes.

In our view, a Board level review of our Company's business practices will enhance investor faith in H & R Block's willingness to reform. In it's Code of Business Ethics and Conduct, our Company emphasizes that each employee is "expected to adhere to the highest standards of personal and professional integrity, and to observe and comply with all laws and government regulations, and to avoid any illegal, unethical, or other situation that might reflect unfavorably on you or upon the Company." In our opinion, our Company's reputation for integrity depends in part on its compliance with applicable laws and regulations that govern proper accounting and the sale and distribution of retirement accounts.

H&R BLOCK®

Bret Wilson
Vice President & Secretary

May 30, 2006

Via Overnight Delivery

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Response of H&R Block, Inc. to Response Letter from the AFL-CIO Reserve Fund Regarding the Exclusion of Its Shareholder Proposal

Dear Ladies and Gentlemen:

On May 4, 2006, H&R Block, Inc. (the "Company") submitted a letter (the "Initial Letter") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Commission (the "Staff") concur with the Company's view that the Company was entitled to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

In response to the Initial Letter, the Proponent delivered to the Division a letter, dated May 23, 2006 (the "Response Letter"), in which the Proponent argued that because the Staff agreed that a similar shareholder proposal by the Proponent to American International Group Inc. ("AIG") (see American International Group, Inc. (March 14, 2005) (the "AIG Letter")) was not excludable, the Proposal should also not be excludable by the Company. Although the Company agrees that there are some similarities between the proposal in the AIG Letter (the "AIG Proposal") and the Proposal, there are important differences in the actual wording of the two proposals, the arguments advanced by the Company and AIG in seeking to have the proposals excluded and the relevant facts. The Staff has consistently stated over the years that it takes these types of differences into consideration and that, as a result, similar proposals may receive different responses (*see e.g.*, Staff Legal Bulletin 14, Q&A B.6 (July 13, 200)). The Company believes that these differences merit a different response than was given in the AIG Letter.

These important differences, include, among others:

1. AIG did not argue that the AIG Proposal was excludable because it related to sales practices, which are ordinary business operations.

DB03/801134 0019/6888544.1

4400 Main Street, Kansas City, MO 64111
Tel 816 932 4921 Fax 816 753 8628 bwilson@hrblock.com www.hrblock.com

In the Initial Letter, the Company argued that the Proposal was excludable because it dealt with the Company's sales practices, which involve ordinary business matters. This argument was not advanced by AIG in seeking to exclude the AIG Proposal and the Proponent did not address this argument in the Response Letter.

2. **There are important differences in the facts surrounding the pending litigation and the arguments advanced**

Although we agree with the Proponent's analysis in the AIG Letter that the mere "existence of litigation on the subject matter" of a proposal is not enough by itself to result in the exclusion of a proposal, we raised a number of arguments in the Initial Response that were not raised by AIG (or responded to by the Proponent) and that we believe warrant a different response. We are not repeating those arguments in this letter.

Due to the brevity of the Response Letter on this point, it is difficult to understand precisely the Proponent's argument, but based on a review of the AIG Letter and the other letters referenced in the Response Letter, we believe that the Proponent's argument is that the Proposal is not excludable due to the fact that it raises "a significant social policy issue". However, just as the mere existence of litigation on the subject matter of a Proposal should not automatically exclude a proposal, nor should the mere existence of litigation be deemed prima facie evidence that a significant social policy issue is raised. A company should not be required to "prove a negative" (e.g., that no significant social policy issue is implicated) when it has otherwise established a basis for excluding a proposal under Rule 14a-8(i)(7). The Proposal and the supporting statement do not identify a "significant social policy issue" confronting the Company. The AIG Letter, on the other hand, dealt with a major bid rigging scandal that rocked the public's confidence in the entire insurance industry and which resulted in AIG paying $126 million in penalties and restitution, the appointment by the Justice Department of an independent monitor, criminal pleas by two of its employees, etc. In contrast, the Proposal deals with allegations that the Company offered a poorly performing product that had hidden fees (which the Company vehemently denies). These allegations fall far short of a "significant social policy issue".

Even if the Staff were to find that the Proposal implicates a significant social policy issue, the Proposal still may be excluded under Rule 14a-8(i)(7), because the Proposal and the supporting statement, taken as a whole, focus inwardly on improving the Company's sales practices in order to enhance the Company's "business reputation and long-term viability" and not on attempting to affect some greater social good. As such the Proposal is properly excludable under Rule 14a-8(i)(7)—see Staff Legal Bulletin 14C, Q&A D.2 (June 28, 2005)).

3. **There are important differences with respect to whether the Proposal and the AIG Proposal have been substantially implemented.**

In the AIG Letter, AIG had set up a transaction review committee and the Proponent was seeking to establish an independent committee of the board to oversee the transaction review committee in examining certain sales practices. AIG asserted that it had substantially implemented the AIG Proposal, because the transaction review committee had independent oversight (but affirmatively stated that the committee would not be reviewing the company's sales practices). The Proponent argued that since the transaction review committee was not intending to review AIG's sales practices as required by the AIG Proposal, the proposal had not been substantially implemented. In the present case, as clearly stated in the Initial Response, the Company's current internal investigation is examining the very topics that are listed in the Proposal and therefore it has been substantially implemented. As indicated in the Initial Response, the failure to make the report available to the shareholders has not precluded a finding of "substantial implementation" by the Staff in the past.

4. **There are differences in the wording of the Proposal and the AIG Proposal with respect to its vagueness.**

The plain language of the Proposal would require a review of all of the Company's sales practices (not just those dealing with the Express IRA product). As such the Proposal is overbroad and vague and clearly distinguishable from the AIG Proposal, which did not contain such expansive language. The Proponent apparently recognizes the defect in its language and seeks to confuse the issue by asserting that the Proposal only applies to the Company's sales practices dealing with the Express IRA product. Section III of the Initial Letter already addressed the inappropriateness of the Proponent trying to alter the substance of its Proposal.

The Company hereby renews its requests that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials.

We are concurrently providing copies of this correspondence to the Proponent. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal or this letter from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have, please do not hesitate to call me at (816) 932-4921.

Sincerely,

Bret G. Wilson

cc: AFL-CIO Reserve Fund

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H.R. Block, Inc.
Incoming letter dated May 4, 2006

The proposal requests the board establish a special committee to review the company's sales practices, including the company's sale of individual retirement accounts and recent allegations of fraudulent marketing, and provide a report to shareholders.

There appears to be some basis for your view that H.R. Block may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if H.R. Block omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which H.R. Block relies.

Sincerely,

Ted Yu
Special Counsel